SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Diligent Corporation

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

Q3191S103

(CUSIP Number)

Blair Flicker, Esq.

c/o Insight Venture Partners

1114 Avenue of the Americas, 36th Floor

New York, NY 10036

(212) 230-9200

With a copy to:

Morgan D. Elwyn, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 14, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Diamond Parent Holdings, Corp.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Diamond Merger Sub I, Corp.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Diamond Merger Sub II, Corp.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Insight Venture Partners IX, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Insight Venture Partners IX (Co-Investors), L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Insight Venture Partners (Cayman) IX, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Insight Venture Partners (Delaware) IX, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Insight Venture Associates IX, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Insight Venture Associates IX, Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Insight Venture Associates Growth-Buyout Coinvestment L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Insight Venture Associates Growth-Buyout Coinvestment, Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. Q3191S103

1	Names of Reporting Persons Insight Holdings Group, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) OO

This Amendment No. 1 to Schedule 13D (this “Statement”) is being filed on behalf of the undersigned to amend the Schedule 13D (the “Schedule 13D”), which was originally filed with the Securities and Exchange Commission on February 22, 2016.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

This Statement amends and supplements the Schedule 13D.  All of the information set forth in the Schedule 13D is incorporated herein by reference in response to Items 1 through 7 of this Amendment, except as otherwise set forth below.  This Amendment should be read together with the Schedule 13D.

Items 3 and 4 are hereby amended and supplemented to include the following:

Items 3 and 4.

As announced and further described by Diligent in the press release attached as Exhibit 99.2 to the Form 8-K filed by Diligent with the SEC on April 15, 2016, on April 14, 2016 the Merger was completed. As a result of the Merger, Diligent ceased to be a publicly traded company and ceased to exist. First, Merger Sub I merged with and into Diligent, with Diligent becoming a wholly owned subsidiary of Parent, and then Diligent merged with and into Merger Sub II.

At the effective time of the First Merger (the “First Effective Time”), (i) each issued and outstanding share of Common Stock (other than shares of Common Stock (x) beneficially owned by any direct or indirect wholly-owned subsidiary of Diligent and (y) owned directly or indirectly by Parent or the Merger Subs), was cancelled and converted into the right to receive US$4.90 in cash, without interest (the “Common Stock Merger Consideration”) and (ii) each issued and outstanding share of Preferred Stock (other than shares of Preferred Stock (x) beneficially owned by any direct or indirect wholly-owned subsidiary of Diligent or (y) owned directly or indirectly by Parent or Merger Subs), was cancelled and converted into the right to receive US$5.05 in cash, without interest. In addition, at the First Effective Time, (i) each option granted under the Company’s 2013 Incentive Plan (the “2013 Plan”) (whether vested or unvested), that was outstanding and unexercised as of the First Effective time was cancelled and converted into the right to receive a payment in cash equal to the product of (x) the number of shares of Common Stock previously subject to such option and (y) the excess, if any, of the Common Stock Merger Consideration over the exercise price per share of Common Stock previously subject to such option, without interest and less any required withholding taxes, (ii) each share of Common Stock subject to vesting or other lapse restrictions (the “Restricted Shares”) and each restricted stock unit (the “RSUs”) granted pursuant to the 2013 Plan that was outstanding as of the First Effective Time was cancelled and converted into the right to receive an amount in cash equal to the product of (x) the number of such Restricted Shares or RSUs, as applicable, and (y) the Common Stock Merger Consideration, without interest and less any required withholding taxes, and (iii) each performance share unit granted under the 2013 Plan (each, a “PSU”) that was outstanding as of the First Effective Time, (a) for which the applicable performance period ended prior to the First Effective Time and for which the applicable performance goals or other vesting criteria were not satisfied as of the end of the applicable performance period, was cancelled in accordance with the terms and conditions of the Merger Agreement for no consideration and (b) for which the applicable performance period did not end prior to the First Effective Time, or for which the applicable performance period ended and the applicable performance goals and other vesting criteria were satisfied as of the end of the applicable performance period, was cancelled and converted into the right to receive an amount in cash in equal to the product of (x) the number of shares of Common Stock subject to such PSU (based on the achievement of the performance goals attributable to such PSU (determined assuming achievement of one hundred percent (100%) of target levels)) and (y) the Common Stock Merger Consideration, without interest and less any withholding taxes. As of the effective time of the Second Merger, (the “Second Effective Time”), each option granted under the Company’s 2007 Stock Option and Incentive Plan or 2010 Stock Option and Incentive Plan, to the extent unexercised, was cancelled for no consideration.

The aggregate purchase price paid by Parent in connection with the Merger was approximately $628 million. Parent funded the consideration and certain related fees and expenses through approximately $280 million of debt and approximately $335 million of equity commitments.

Item 5.

Item 5 is hereby amended and restated in its entirety:

(a)-(b)  As a result of the Merger, Diligent was merged with and into Merger Sub II and ceased to exist. As such, no shares of Diligent are outstanding and the Reporting Persons may be deemed to be the beneficial owner of, and have shared dispositive and voting power with respect to, 0 shares of Common Stock and 0 shares of Preferred Stock of Diligent as of the Second Effective Time.

(c)          Except as described in this Statement (including the schedules to the 13D), during the last sixty (60) days there were no transactions in the Shares effected by the Reporting Persons.

(d)         No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e)          Not applicable.

Item 7.

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following exhibit:

Exhibit 99.5                              Joint press release of Insight Venture Partners, LLC and Diligent Corporation, issued on April 15, 2016 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on April 15, 2016).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2016	DIAMOND PARENT HOLDINGS, CORP.

	By:	/s/ Ross Devor
		Name:	Ross Devor
		Title:	Secretary

Dated: April 19, 2016	DIAMOND MERGER SUB I, CORP.

	By:	/s/ Ross Devor
		Name:	Ross Devor
		Title:	Secretary

Dated: April 19, 2016	DIAMOND MERGER SUB II, CORP.

	By:	/s/ Ross Devor
		Name:	Ross Devor
		Title:	Secretary

Dated: April 19, 2016	INSIGHT VENTURE PARTNERS IX, L.P.

	By:	Insight Venture Associates IX, L.P.
	Its:	General Partner

	By:	Insight Venture Associates IX, Ltd.
	Its:	General Partner

	By:	/s/ Blair Flicker
		Name:	Blair Flicker
		Title:	Authorized Officer

Dated: April 19, 2016	INSIGHT VENTURE PARTNERS (CAYMAN) IX, L.P.

	By:	Insight Venture Associates IX, L.P.
	Its:	General Partner

	By:	Insight Venture Associates IX, Ltd.
	Its:	General Partner

	By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Officer

Dated: April 19, 2016	INSIGHT VENTURE PARTNERS IX (CO-INVESTORS), L.P.

	By:	Insight Venture Associates IX, L.P.
	Its:	General Partner

	By:	Insight Venture Associates IX, Ltd.
	Its:	General Partner

	By:	/s/ Blair Flicker
		Name:	Blair Flicker
		Title:	Authorized Officer

Dated: April 19, 2016	INSIGHT VENTURE PARTNERS (DELAWARE) IX, L.P.

	By:	Insight Venture Associates IX, L.P.
	Its:	General Partner

	By:	Insight Venture Associates IX, Ltd.
	Its:	General Partner

	By:	/s/ Blair Flicker
		Name:	Blair Flicker
		Title:	Authorized Officer

Dated: April 19, 2016	INSIGHT VENTURE ASSOCIATES IX, L.P.

	By:	Insight Venture Associates IX, Ltd.
	Its:	General Partner

	By:	/s/ Blair Flicker
		Name:	Blair Flicker
		Title:	Authorized Officer

Dated: April 19, 2016	INSIGHT VENTURE ASSOCIATES IX, LTD.

	By:	/s/ Blair Flicker
		Name:	Blair Flicker
		Title:	Authorized Officer

Dated: April 19, 2016	INSIGHT HOLDINGS GROUP, LLC

	By:	/s/ Blair Flicker
		Name:	Blair Flicker
		Title:	Secretary

Dated: April 19, 2016	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND, L.P.

	By:	Insight Venture Associates Growth-Buyout Coinvestment, L.P.
	Its:	General Partner

	By:	Insight Venture Associates Growth-Buyout Coinvestment, Ltd.
	Its:	General Partner

	By:	/s/ Blair Flicker
		Name:	Blair Flicker
		Title:	Authorized Officer

Dated: April 19, 2016	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (B), L.P.

	By:	Insight Venture Associates Growth-Buyout Coinvestment, L.P.
	Its:	General Partner

	By:	Insight Venture Associates Growth-Buyout Coinvestment, Ltd.
	Its:	General Partner

	By:	/s/ Blair Flicker
		Name:	Blair Flicker
		Title:	Authorized Officer

Dated: April 19, 2016	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (CAYMAN), L.P.

	By:	Insight Venture Associates Growth-Buyout Coinvestment, L.P.
	Its:	General Partner

	By:	Insight Venture Associates Growth-Buyout Coinvestment, Ltd.
	Its:	General Partner

	By:	/s/ Blair Flicker
		Name:	Blair Flicker
		Title:	Authorized Officer

Dated: April 19, 2016	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (DELAWARE), L.P.

	By:	Insight Venture Associates Growth-Buyout Coinvestment, L.P.
	Its:	General Partner

	By:	Insight Venture Associates Growth-Buyout Coinvestment, Ltd.
	Its:	General Partner

	By:	/s/ Blair Flicker
		Name:	Blair Flicker
		Title:	Authorized Officer

Dated: April 19, 2016	INSIGHT VENTURE ASSOCIATES GROWTH-BUYOUT COINVESTMENT, L.P.

	By:	Insight Venture Associates Growth-Buyout Coinvestment, Ltd.
	Its:	General Partner

	By:	/s/ Blair Flicker
		Name:	Blair Flicker
		Title:	Authorized Officer

Dated: April 19, 2016	INSIGHT VENTURE ASSOCIATES GROWTH-BUYOUT COINVESTMENT, LTD.

	By:	/s/ Blair Flicker
		Name:	Blair Flicker
		Title:	Authorized Officer